                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                         CardioThoracic Systems, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  141907-10-5
                        ------------------------------
                                (CUSIP Number)

                                Keith E. Brauer
                              Guidant Corporation
                        111 Monument Circle, 29th Floor
                          Indianapolis, Indiana 46204
                                (317) 971-2000

                                with a copy to:

                                Bernard E. Kury
                             Jonathan L. Freedman
                             Dewey Ballantine LLP
                          1301 Avenue of the Americas
                            New York, NY 10019-6092
                                (212) 259-8000


(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 30, 1999
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
------------------------                                 ---------------------
  CUSIP NO.  141907-10-5                                   PAGE 2 OF 12 PAGES
------------------------                                 ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON  Guidant Corporation
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 35-1931722

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC,OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Indiana
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                              0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                 1,919,859
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                              0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              1,919,859
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,919,859
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]  Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.24%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer


          This Statement relates to the common stock, par value $0.001 per share ("Common Stock"), of CardioThoracic Systems, Inc., a Delaware corporation ("CTSI"). The address of the principal executive offices of CTSI is 10600 North Tantau Avenue, Cupertino, California 95014.

Item 2.  Identity and Background.

(a) This statement is filed by Guidant Corporation, an Indiana corporation ("Guidant"). The principal business of Guidant is the design, development, manufacturing and marketing of medical devices.

(b)  Address:  111 Monument Circle, 29th Floor, Indianapolis, Indiana  46204

(c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Guidant's executive officers and directors. The business address of each of the executive officers and directors of Guidant is c/o Guidant Corporation, 111 Monument Circle, 29th Floor, Indianapolis, Indiana 46204.

(d) During the last five years, neither Guidant, nor, to Guidant's knowledge, any of the persons with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding.

(e) During the last five years, neither Guidant nor, to Guidant's knowledge, any of the other persons with respect to whom information is given in response to this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

(f) To Guidant's knowledge, all directors and executive officers of Guidant named in Schedule I to this Schedule 13D are citizens of the United States, except for Ruedi E. Wager, who is a citizen of Switzerland.

Item 3.  Source and Amount of Funds or Other Consideration.

          As described in the response to Item 4 below, the shares to which this statement relates have not been purchased by Guidant. In connection with the execution of the Merger Agreement (as defined in Item 4), Richard M. Ferrari and Charles S. Taylor, stockholders of CTSI, (together, the "CTSI Stockholders"), and Guidant have entered into a Support Agreement dated as of August 30, 1999 (the "Support Agreement"). The number of shares of CTSI Common Stock beneficially owned by each of the CTSI Stockholders, as represented to Guidant in the Support Agreement by the CTSI Stockholders, is set forth on Schedule II of this Schedule 13D. Pursuant to the Merger Agreement, each share of CTSI Common Stock will be converted into the right to receive a fraction of a share of common stock, without par value, of Guidant ("Guidant

Common Stock") pursuant to a formula described in Item 4. No additional consideration was given in exchange for the Support Agreement.

Item 4.  Purpose of the Transaction.

          (a)-(b) On August 30, 1999, CTSI, Guidant and Clydesdale Acquisition Corp. ("Merger Sub"), a Delaware corporation and a wholly-owned subsidiary of Guidant, entered into an Agreement and Plan of Merger (the "Merger Agreement") contemplating a merger of CTSI with and into Merger Sub (the "Merger").

          On May 6, 1999, Guidant and CTSI entered into a Confidentiality Letter Agreement (the "Confidentiality Agreement"). On August 6, 1999, Guidant and CTSI entered into a Letter Agreement amending the Confidentiality Agreement (the "Letter Agreement") under which, among other things, (i) CTSI agreed to cease any existing discussions or negotiations with any third party other than Guidant with respect to a Prohibited Transaction (as defined in the Letter Agreement),
(ii) CTSI agreed to negotiate exclusively and in good faith with Guidant through August 30, 1999, subject to the fiduciary duties of its board of directors to its stockholders under applicable law, (iii) Guidant agreed to negotiate in good faith with CTSI and (iv) Guidant agreed to keep all attorney-client privileged or attorney work product information received from CTSI in the strictest confidence.

          The foregoing summary of the Confidentiality Letter and Letter Agreement is qualified in its entirety by reference to copies of such letters included as Exhibit 99.1 to this Schedule 13D and incorporated herein in their entirety by reference.

          In connection with the Merger, Guidant and CTSI have entered into a Stock Option Agreement, dated August 30, 1999 (the "Stock Option Agreement"), under which CTSI has granted Guidant an option to purchase 2,885,035 newly issued shares of common stock, par value $0.001 per share, of CTSI ("CTSI Common Stock") (equal to approximately 19.9% of the outstanding number of shares of CTSI Common Stock) at a purchase price of $19.50 per share if any of the Triggering Events (as hereinafter defined) occur. Following the exercise by Guidant of its option to purchase the CTSI Common Stock, CTSI may repurchase the CTSI Common Stock from Guidant at the Alternative Purchase Price (as defined in the Option Agreement). Pursuant to the terms of the Option Agreement, in no event shall Guidant's Total Profit (as defined in the Option Agreement) exceed $10,500,000.

          The foregoing summary of the Stock Option Agreement is qualified in its entirety by reference to a copy of the Stock Option Agreement included as
Exhibit 99.2 to this Schedule 13D and incorporated herein in its entirety by reference.

          In the Support Agreement, each CTSI Stockholder has agreed to vote all of such CTSI Stockholder's shares of CTSI Common Stock in favor of the Merger, the approval and adoption of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement, at any meeting of stockholders of CTSI called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought (the "Special Meeting"). The CTSI Stockholders' obligation to so vote is conditioned upon (i) the performance by Guidant and Merger Sub of all obligations under the Merger Agreement required to be performed prior to the date of the Special Meeting and (ii) the effectiveness of a Registration Statement on Form S-4 with respect to the shares of Guidant Common Stock to be issued in the Merger.

          Each CTSI Stockholder has granted Guidant and James M. Cornelius, Ronald W. Dollens and J.B. King, who are executive officers and directors of Guidant, an irrevocable proxy, for and in the name, place and stead of each CTSI Stockholder, to vote all of such CTSI Stockholder's shares of CTSI Common Stock in favor of adoption of the Merger Agreement.

          Pursuant to the terms of the Support Agreement, each CTSI Stockholder has agreed that, until the close of business on the date of the Special Meeting, such CTSI Stockholder will not (a) sell, assign, transfer, pledge or otherwise dispose of any of its CTSI Common Stock, (b) deposit its CTSI Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to such CTSI Common Stock or grant any proxy with respect thereto, or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any CTSI Common Stock.

          Pursuant to the terms of the Support Agreement, each CTSI Stockholder has agreed (a) to not permit any agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it) to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to CTSI's stockholders) with respect to an Alternative Proposal (as defined in the Merger Agreement) or with respect to any tender offer for or solicitation of proxies with respect to any shares of CTSI Common Stock, or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Alternative Proposal or relating to any tender offer for or solicitation of proxies with respect to any shares of CTSI Common Stock, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal or any tender offer for or solicitation of proxies with respect to any shares of CTSI Common Stock and (b) to notify Guidant immediately in writing if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it. Both of the CTSI Stockholders are directors and officers of CTSI. Pursuant to the terms of the Support Agreement, each CTSI Stockholder entered into the Support Agreement solely in his capacity as the record holder and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, CTSI Common Stock and nothing therein shall limit or affect any actions taken by such CTSI Stockholder in his capacity as an officer or director, as the case may be.

          The foregoing summary of the Support Agreement is qualified in its entirety by reference to a copy of the Support Agreement included as Exhibit
99.3 to this Schedule 13D and incorporated herein in its entirety by reference.

          The purpose of the transactions under the Stock Option Agreement and the Support Agreement is to enable Guidant to consummate the transactions contemplated under the Merger Agreement. The Stock Option Agreement and Support Agreement may also make it more difficult and expensive for CTSI to consummate a business combination with a party other than Guidant. In particular, the Stock Option Agreement could jeopardize the ability of another party to acquire CTSI in a transaction accounted for as a pooling of interests.

          Pursuant to the terms of the Merger Agreement, CTSI will be merged with and into Merger Sub, and each share of CTSI Common Stock will be converted into the right to receive such number or fraction of a number, rounded to four decimal places (the "Exchange Ratio"), of fully paid and nonassessable shares of Guidant Common Stock that equals the amount obtained by dividing $19.50 by the Average Price (as hereinafter defined); provided, that in no event shall the Exchange Ratio exceed 0.3611 or be less than 0.2955.

          "Average Price" means the average per share closing price of Guidant Common Stock during the 20 full trading days preceding the date of the last full trading day prior to the Special Meeting or any adjournment or postponement at which the approval of the Merger Agreement and the Merger by the stockholders of CTSI is obtained, as such prices are reported on the New York Stock Exchange Composite Transactions Tape (as reported by The Wall Street Journal, or, if not reported thereby, any other authoritative source).

          The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including approval by the holders of a majority of the outstanding shares of CTSI Common Stock, all as set forth in the Merger Agreement.

          Pursuant to the terms of the Merger Agreement, CTSI is obligated to pay Guidant a fee of $9,000,000 upon the termination of the Merger Agreement by
(i) either Guidant or CTSI if approval of the Merger is not obtained by CTSI's stockholders, a proposal with respect to a Specified Transaction (as defined in the Merger Agreement) has been made and within one year after such termination, a third party acquires beneficial ownership of more than 50% of CTSI's outstanding voting stock or CTSI enters in to an agreement with respect to any Specified Transaction; (ii) Guidant if CTSI's board of directors withdraws or modifies in a manner adverse to Parent its approval of the Merger Agreement, Support Agreement, Option Agreement or the Merger or recommends an Alternative Proposal to its stockholders; or (iii) by CTSI if, in the exercise of the good faith judgment of its board of directors as to fiduciary duties to its stockholders imposed by law based as to legal matters upon advice of outside legal counsel and as to financial matters upon the advice of an investment banking firm of national reputation, the board determines that such termination is required by reason of a

Superior Proposal (as defined in the Merger Agreement) (the events referred to in clauses (i), (ii) and (iii), each a "Triggering Event").

          The foregoing summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 99.4 to this Schedule 13D and incorporated herein in its entirety by reference.

          (c)-(i) If the Merger is consummated, CTSI will be merged with and into Merger Sub and CTSI shall be the surviving corporation and become a wholly-owned subsidiary of Guidant. As a result, the certificate of incorporation and bylaws of Merger Sub will be the certificate of incorporation and bylaws of the surviving corporation, except the name of the surviving corporation shall be changed to CardioThoracic Systems, Inc. The directors of Merger Sub will be the directors of the surviving corporation, and the officers of Merger Sub will be the officers of the surviving corporation. Further, the CTSI Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, and will cease to be quoted on any quotation system or exchange.

          Under the terms of the Merger Agreement, CTSI has agreed to certain covenants relating to its conduct of business prior to the effectiveness of the Merger, including restrictions on its ability to pay dividends or alter its capital structure.

          (j) Other than as described above, Guidant has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although Guidant reserves the right to develop such plans and may develop plans or proposals with respect to CTSI and its subsidiaries in anticipation of, and for implementation after, consummation of the Merger).

Item 5.  Interest in Securities of the Issuer.

          (a)-(b) As a result of the Support Agreement, Guidant may be deemed to have shared power to vote an aggregate of 1,919,859 shares of CTSI Common Stock for the limited purposes described in Item 4 above and in the Support Agreement.

          Based upon there being 14,497,668 shares of CTSI Common Stock outstanding as of August 27, 1999, as represented to Guidant by CTSI in the Merger Agreement, such shares constitute 13.24% of the issued and outstanding shares of CTSI Common Stock. Further, Guidant may be deemed to have shared power with respect to the disposition of such shares based upon the restrictions on transfer of such shares described in Item 4 above and in the Support Agreement.

          To Guidant's knowledge, no shares of CTSI Common Stock are beneficially owned by any of the persons named in Schedule I, except for such beneficial ownership, if any, arising solely from the Support Agreement.

          (c)  Neither Guidant, nor, to Guidant's knowledge, any person named in
Schedule I, has effected any transaction in CTSI Common Stock during the past 60 days, except as set forth below and as otherwise disclosed herein.

          On August 24, 1999, Bruce J. Barclay, Deputy General Counsel and Secretary of Guidant, made a charitable donation of 1,000 shares of CTSI Common Stock.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Other than as described in Items 4 and 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Guidant and the persons named in Item 2 or between Guidant and any other person, or to Guidant's knowledge any other person named in Item 2 and any other person, with respect to any securities of CTSI, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, of the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits.

EXHIBIT NO.                                          DESCRIPTION
-----------------------------------------------------------------------------------------
99.1                        Confidentiality Letter Agreement dated May 6, 1999, by and between Guidant Corporation, an Indiana corporation, and
                            CardioThoracic Systems, Inc., a Delaware corporation, and
                            letter dated August 6, 1999 amending such agreement.

99.2                        Stock Option Agreement dated as of August 30, 1999, by and between Guidant Corporation, an Indiana corporation, and
                            CardioThoracic Systems, Inc., a Delaware corporation.

99.3                        Support Agreement dated as of August 30, 1999, by and among
                            Guidant corporation, an Indiana corporation, Richard M.
                            Ferrari and Charles S. Taylor.

99.4                        Agreement and Plan of Merger dated as of August 30, 1999, by and between Guidant Corporation, an Indiana corporation,
                            Clydesdale Acquisition Corp., a Delaware corporation and
                            CardioThoracic Systems, Inc., a Delaware corporation.


Date: September 9, 1999
                                             GUIDANT CORPORATION

                                             By:  /s/ Keith E. Brauer
                                                 -------------------------------
                                             Name: Keith E. Brauer
                                                   Vice President, Finance and
                                                   Chief Financial Officer
                                                   (Principal Financial Officer)

                                 EXHIBIT INDEX

EXHIBIT NO.                                          DESCRIPTION
---------------------------------------------------------------------------------------
99.1                        Confidentiality Letter Agreement dated May 6, 1999, by and between Guidant Corporation, an Indiana corporation, and
                            CardioThoracic Systems, Inc., a Delaware corporation, and
                            letter dated August 6, 1999 amending such agreement.

99.2                        Stock Option Agreement dated as of August 30, 1999, by and between Guidant Corporation, an Indiana corporation, and
                            CardioThoracic Systems, Inc., a Delaware corporation.

99.3                        Support Agreement dated as of August 30, 1999, by and among
                            Guidant corporation, an Indiana corporation, Richard M.
                            Ferrari and Charles S. Taylor.

99.4                        Agreement and Plan of Merger dated as of August 30, 1999, by and between Guidant Corporation, an Indiana corporation,
                            Clydesdale Acquisition Corp., a Delaware corporation and
                            CardioThoracic Systems, Inc., a Delaware corporation.

                                  SCHEDULE I

                  EXECUTIVE OFFICERS AND DIRECTORS OF GUIDANT

                                                                       PRINCIPAL OCCUPATION OR
                                                                              EMPLOYMENT
NAME                                          TITLE                    (IF DIFFERENT FROM TITLE
-----------------------------  -----------------------------------    --------------------------
James M. Cornelius             Chairman of the Board and Director
                               (Principal Executive Officer)

Ronald W. Dollens              President, Chief Executive Officer
                               and Director (Principal Executive
                               Officer)

J.B. King                      Vice President, General Counsel and
                               Director

Bruce J. Barclay               Deputy General Counsel and Secretary

James R. Baumgardt             President, Guidant Sales Corporation

Keith E. Brauer                Vice President, Finance and Chief
                               Financial Officer (Principal
                               Financial Officer)

A.  Jay Graf                   President, Cardiac Rhythm Management

Ginger L. Graham               President, Vascular Intervention

Cynthia L. Lucchese            Treasurer

Roger Marchetti                Corporate Controller and Chief
                               Accounting Officer (Principal
                               Accounting Officer)

Rodney R. Nash                 Vice President Corporate Resources
                               & Policy

Richard M. van Oostrom         President of Operations, Europe,
                               Middle East and Africa

F. Thomas (Jay) Watkins, III   President, Cardiac and Vascular
                               Surgery

                                                            PRINCIPAL OCCUPATION OR
                                                                   EMPLOYMENT
NAME                                    TITLE               (IF DIFFERENT FROM TITLE
-----------------------------  -----------------------     ---------------------------
Kim B. Clark, Ph.D.            Director                    Dean of the Faculty and Harry
                                                           E. Figgie, Jr. Professor of
                                                           Business Administration for
                                                           Harvard Business School

Maurice A. Cox, Jr.            Director                    President, Chief Executive
                                                           Officer, The Ohio Partners, LLC

Enrique C. Falla               Director                    Director and Senior
                                                           Consultant,  The Dow Chemical
                                                           Company

Michael Grobstein              Director                    Retired Vice Chairman, Ernst &
                                                           Young

Susan B. King                  Director                    Leader in Residence and Chair
                                                           of the Board of Advisors for
                                                           the Hart Leadership Program,
                                                           Duke University

J. Kevin Moore                 Director                    Senior Vice President and Chief
                                                           Operating Officer, Carolinas
                                                           Medical Center

Mark Novitch, M.D.             Director                    Adjunct Professor of Health
                                                           Care Sciences, George
                                                           Washington University Medical
                                                           Center

Eugene L. Step                 Director                    Retired Director, Executive
                                                           Vice President and President of
                                                           the Pharmaceutical Division,
                                                           Eli Lilly and Company

Ruedi E. Wager, Ph.D.          Director                    President, Centeon L.L.C.

                                  SCHEDULE II

                              NUMBER OF SHARES               PERCENTAGE OF
                                  OF CTSI                OUTSTANDING SHARES OF
 SUPPORT AGREEMENT              COMMON STOCK            CTSI COMMON STOCK AS OF
    STOCKHOLDER              BENEFICIALLY OWNED             AUGUST 27, 1999
 -----------------          --------------------           -----------------
Richard M. Ferrari                 965,041                       6.66%
Charles S. Taylor                  954,818                       6.59%